Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed on April 24, 2023 with the Philippine Stock Exchange, Inc., the Philippine Securities and Exchange Commission, and the Philippine Dealing & Exchange Corporation in connection with an update on the US class action filed against PLDT Inc. and nine of its current or former directors and officers in the United States federal district court in the Central District of California.

April 24, 2023

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

Further to the clarification we submitted on February 13, 2023 in relation to the US class action filed against PLDT Inc. (the “Company”) and nine of its current or former directors and officers in the United States federal district court in the Central District of California (the “US Class Action”), we provide herewith a copy of PSE Disclosure Form 16-1 to provide an update on the US Class Action.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,419 As of March 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
April 24, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Attached herewith is an update on the US class action filed against PLDT Inc. and nine of its current or former directors and officers in the United States federal district court in the Central District of California.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

April 24, 2023

April 24, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-In-Charge - Disclosure Department

Gentlemen:

Further to the clarification we submitted on February 13, 2023 in relation to the US class action filed against PLDT Inc. (the “Company”) and nine of its current or former directors and officers in the United States federal district court in the Central District of California (“US Class Action”), we submit herewith PSE Disclosure Form 16-1 to provide an update on the US Class Action.

On April 17, 2023, Milbank LLP (“Milbank”), entered its appearance on behalf of the Company in the US Class Action, and filed a (i) Notice of Interested Persons or Entities and Corporate Disclosure Statement and (ii) Memorandum of Points and Authorities (“Memorandum”) for consideration by the Court. Earlier, on April 7, 2023, two (2) individuals (the “Movants”), each represented by a different law firm, submitted separate motions to the Court to serve as lead plaintiff in the US Class Action:

1.
Sophia Olsson, who claims to have owned two (2) PLDT shares and allegedly suffered $22.69 in losses in the aftermath of PLDT’s disclosure of the “budget overrun”; and

2.
Kevin Douglas, who claims to have owned thirty-five (35) PLDT shares during the class period and allegedly lost $240.23 in the aftermath of the disclosure of the “budget overrun.”

In the Memorandum, the Company asserted that the Movants failed to establish that they are appropriate lead plaintiffs in the US Class Action given that under the Private Securities Litigation Reform Act, lawsuits by shareholders with a small position in the security at issue are discouraged. Consequently, the Company argued that the de minimis purported losses alleged by the Movants in this case ($22.69 for Olsson and $240.23 for Douglas) fall far short of the basic requirement that a lead plaintiff make a prima facie showing that he or she is an adequate representative who will prosecute the action vigorously on behalf of the putative class. The Company asserted that Olsson’s and Douglas’ nominal losses show that they “lack[] sufficient financial interest in the outcome of the [US Class Action] to incentivize them to monitor counsel’s performance and control the litigation on behalf of the putative class.” Thus, the Company argued in its Memorandum that the Movants’ motions for appointment as lead plaintiff should be denied.

The hearing for the appointment of the lead plaintiff is scheduled for May 8, 2023.

The Company shall provide further updates in compliance with Philippine and US laws on disclosures related to pending litigation as they arise.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A.Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date: April 24, 2023